Exhibit 99.4
  Bezeq The Israel Telecommunication
Corporation Ltd.

  Condensed Separate Interim
Financial Information as at
  March 31, 2014
(Unaudited)

The information contained in these financial information constitutes a translation of the financial information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at March 31, 2014 (unaudited)

Contents	Page

Review Report	2

Condensed Separate Interim Financial Information as at March 31, 2014 (unaudited)
Condensed interim information of Financial Position	3
Condensed interim information of Profit or Loss	5
Condensed interim information of Comprehensive Income	5
Condensed interim information of Cash Flows	6
Notes to the condensed separate interim financial information	8

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Israel	972 2 531 2000
Telephone	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il

To:
The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of March 31, 2014 and for the three-month period then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 155 million as of March 31, 2014, and the loss from this investee company amounted to NIS 5 million for three-month period then ended. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 4.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

May 28, 2014

Condensed Separate Interim Financial Information as at March 31, 2014 (unaudited)

Condensed interim information of Financial Position

	March 31, 2014	March 31, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	684	170	237
Investments, including derivatives	1,341	1,506	1,129
Trade receivables	746	743	738
Other receivables	175	260	166
Dividends receivable from investees	283	371	-
Inventory	7	25	7
Loans provided to investees	266	474	498
Assets classified as held for sale	50	94	66
Total current assets	3,552	3,643	2,841

Investments	70	71	67
Trade and other receivables	47	120	61
Property, plant and equipment	4,497	4,338	4,426
Intangible assets	322	350	334
Investment in investees	5,770	5,878	5,890
Loans provided to investees	544	977	555
Deferred tax assets	28	53	50
Total non-current assets	11,278	11,787	11,383
Total assets	14,830	15,430	14,224

Condensed Separate Interim Financial Information as at March 31, 2014 (unaudited)

Condensed interim information of Financial Position (Contd.)

	March 31, 2014	March 31, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	1,123	1,056	1,127
Trade payables	130	93	129
Other payables, including derivatives	632	631	484
Current tax liabilities	524	487	522
Provisions (Note 4)	106	109	109
Employee benefits	229	192	222
Dividend payable	802	981	-
Total current liabilities	3,546	3,549	2,593

Debentures and loans	8,900	8,628	8,926
Employee benefits	199	218	201
Other liabilities, including derivatives	93	68	81
Total non-current liabilities	9,192	8,914	9,208

Total liabilities	12,738	12,463	11,801

Equity
Share capital	3,844	3,837	3,842
Share premium	161	100	143
Reserves	559	623	565
Deficit	(2,472)	(1,593)	(2,127)
Total equity attributable to equity holders of the Company	2,092	2,967	2,423
Total liabilities and equity	14,830	15,430	14,224

/s/ Shaul Elovitch	/s/ Stella Handler	/s/ David (Dudu) Mizrahi
Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: May 28, 2014

The attached notes are an integral part of these condensed separate interim financial information

Condensed Separate Interim Financial Information as at March 31, 2014 (unaudited)

Condensed interim information of Profit or Loss

	Three months ended		Year ended
	March 31		December 31
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues (Note 2)	1,077	1,129	4,478

Cost of Activities
Depreciation and amortization	168	167	683
Salaries	223	270	980
Operating and general expenses (Note 3)	190	230	895
Other operating income, net	(8)	(73)	(78)
Cost of Activities	573	594	2,480

Operating profit	504	535	1,998
Financing expenses (income)
Financing expenses	106	129	534
Financing income	(50)	(77)	(317)
Financing expenses, net	56	52	217

Profit after financing expenses, net	448	483	1,781
Share in earnings of investees, net	125	149	400
Profit before income tax	573	632	2,181
Income tax	116	135	410
Profit for the period attributable to the owners of the Company	457	497	1,771

Condensed interim information of Comprehensive Income

	Three months ended		Year ended
	March 31		December 31
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Profit for the period	457	497	1,771
Items of other comprehensive income
Actuarial gains, net of tax	-	-	17
Other items of other comprehensive income for the period, net of tax	13	7	(11)
Other comprehensive income for the period, net of tax	13	7	6

Total comprehensive income for the period attributable to the owners of the Company	470	504	1,777

The attached notes are an integral part of these condensed separate interim financial information

Condensed Separate Interim Financial Information as at March 31, 2014 (unaudited)

Condensed interim information of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	457	497	1,771
Adjustments:
Depreciation and amortization	168	167	683
Profits of investees accounted by the equity method, net	(125)	(149)	(400)
Financing expenses, net	61	88	267
Capital gain, net	(17)	(47)	(161)
Share-based payment transactions	(1)	8	29
Income tax expenses	116	135	410
Sundries	-	(4)	(7)

Change in inventory	1	(12)	6
Change in trade and other receivables	(6)	(33)	25
Change in trade and other payables	57	51	40
Change in provisions	(4)	(30)	(29)
Change in employee benefits	6	(25)	3

Net cash used in operating activities due to transactions with investees	(4)	(25)	(35)

Net income tax paid	(93)	(60)	(328)
Net cash flows from operating activities	616	561	2,274

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at March 31, 2014 (unaudited)

Condensed Interim Statements of Cash Flows (cont.)

	Three months ended		Year ended
	March 31		December 31
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Cash flows from investing activities
Investment in intangible assets	(19)	(21)	(86)
Proceeds from the sale of property, plant and equipment	28	42	304
Acquisition of financial assets held for trading and others	(210)	(432)	(1,486)
Proceeds from the sale of financial assets held for trading and others	-	-	1,441
Purchase of property, plant and equipment	(191)	(162)	(703)
Sundries	(1)	1	23
Net cash from investment activities due to transactions with investees	244	62	1,080
Net cash from investing activities (used for activities)	(149)	(510)	573

Cash flow from financing activities
Issue of debentures and receipt of loans	-	-	1,360
Repayment of debentures and loans	-	(75)	(928)
Dividend paid	-	-	(2,830)
Interest paid	(22)	(27)	(433)
Sundries	2	-	-
Net cash used for financing activities	(20)	(102)	(2,831)

Increase (decrease) in cash and cash equivalents	447	(51)	16
Cash and cash equivalents at beginning of period	237	221	221
Cash and cash equivalents at the end of the period	684	170	237

The attached notes are an integral part of these condensed separate interim financial information

Condensed Separate Interim Financial Information as at March 31, 2014 (unaudited)

Notes to the condensed separate interim financial information

1.	Manner of preparation of financial information

1.1.	Definitions

"The Company":  "Bezeq" The Israel Telecommunication Corporation Limited.

"Investee", the "Group", "Subsidiary" : as these terms are defined in the Company's consolidated financial statements for 2013.

1.2.	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Tenth Addendum") with respect to the separate interim financial information of the corporation.  They should be read in conjunction with the separate financial statements for the year ended December 31, 2013 and in conjunction with the condensed interim consolidated financial statements as at March 31, 2014 ("the Consolidated Financial Statements").

The accounting policies used in these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2013.

2.	Revenues

	Three months ended		Year ended
	March 31		December 31
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Fixed-line telephony	426	510	1,971
Internet - infrastructure	332	310	1,287
Transmission and data communication	259	247	990
Other services	60	62	230
	1,077	1,129	4,478

3.	Operating and general expenses

	Three months ended		Year ended
	March 31		December 31
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Interconnectivity and payments to communications operators	42	57	220
Sales and marketing expenses	42	44	186
Terminal equipment and materials	12	27	90
Maintenance of buildings and sites	55	59	233
Services and maintenance by sub-contractors	16	16	64
Vehicle maintenance expenses	17	20	76
Collection commissions	6	7	26
	190	230	895

Condensed Separate Interim Financial Information as at March 31, 2014 (unaudited)

4.	Contingent liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 106 million, where provisions are required to cover the exposure arising from such litigation.

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of March 31, 2014 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 1.4 billion. Of this amount, NIS 361 million is for a claim filed against the Company and other associates without specifying the portion of the amount claimed from each of the plaintiffs. In addition, there is further exposure in the amount of NIS 67 million for claims, the success of which cannot be assessed at this stage. All the foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to the reporting date, a lawsuit was filed against the Company for a total amount of NIS 41 million, the exposure to which cannot at this stage be estimated. In addition, claims for which exposure amounted to NIS 79 million were concluded.

For further information concerning contingent liabilities see Note 5 to the Consolidated Financial Statements, Contingent Claims.

5.	Dividends from investees

5.1	On February 19, 2014 the board of directors of Pelephone Communications Ltd. decided to distribute a dividend in cash to the Company in the amount of NIS 206 million, which was paid in May 2014.

5.2	On February 18, 2014 the board of directors of Bezeq International Ltd. decided to distribute a dividend in cash to the Company in the amount of NIS 77 million, which was paid in May 2014.

6.	Subsequent events

6.1
On May 21, 2014, Walla! Communications Ltd. (“Walla”), repaid the balance of the loans it received from the Company in the amount of NIS 58 million.  In addition, Walla granted the Company a loan in the amount of NIS 433.8 million. The loan bears annual interest of 4.31% and is repayable by September 2014.